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February 1, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C. 20549

Attn:	Kate Tillan
Rolf Sundwall

Re:	Bitfarms Ltd.
Form 40-F for the Fiscal Year Ended December 31, 2022
Filed March 21, 2023
File No. 001-40370
SEC Staff letter dated January 18, 2024

Dear Ms. Tillan and Mr. Sundwall,

On behalf of Bitfarms Ltd. (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 18, 2024 (the “Comment Letter”) with respect to the above-referenced Form 40-F for the fiscal year ended December 31, 2022 (the “2022 40-F”) filed with the Commission on March 21, 2023.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below, followed by responses from the Company. Capitalized terms used but not defined herein have the meanings given to them in the 2022 40-F. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the 2022 40-F.

Securities and Exchange Commission

February 1, 2024

As a threshold matter, the Company notes that other than Bitcoin, the Company did not mine, purchase or sell any digital assets during the years ended December 31, 2021 and 2022, 2023 as well as year-to-date in 2024.

In addition, as noted in further detail below, the following appendix is included with this response to the information requested in the Letter:

•	Appendix A – Proposed draft excerpts of the Company’s applicable material accounting policy information to be included in the financial statements for the year ended December 31, 2023

1.	We continue to evaluate your response to comment 1.

The Company respectfully acknowledges the Staff’s comment.

2.	We acknowledge your response to comment 2. Please respond to the following:

For ease of reference, the Company has labeled its responses (a through h) below to correspond to the bullets set forth in the Staff’s comment 2.

a)	Your disclosure indicates that your single performance obligation is providing computing power and your response indicates your single performance obligation is providing hashrate. We believe your disclosure requires a more precise description of your promise and single performance obligation. Please tell us whether a more accurate description of your promise and single performance obligation is a service to perform hash calculations for the pool operator, and if so, revise your disclosure to clarify.

In the Company’s previous response letter dated October 5, 2023, the Company used computing power and hashrate interchangeably. The Company’s obligation is to provide computing power, which is measured by hashrate to the pool operator. It is the pool operator that dictates how this computing power will be used (e.g., to perform hash calculations) as they so choose.

The Company acknowledges the Staff’s comment and will further clarify the disclosure in its financial statements and all other future filings with the Commission where a detailed description of its accounting policies is included. The revised disclosure will explain that the cryptocurrency earnings are calculated based on a formula which, in turn, is based on the hashrate contributed by the Company's provided computational power allocated to the Mining pool, assessed over a 24-hour period, and distributed daily based on the Full Pay Per Share (“FPPS”) methodology. The Company is currently in the process of drafting its proposed disclosures (refer to Appendix A hereto) which have not yet been finalized at the date of this response letter.

Securities and Exchange Commission

February 1, 2024

b)	With respect to the termination provisions in both your current and prior arrangements with your mining pool operator for the reporting periods presented, specifically clarify whether you have concluded that the mining pool operator with whom you contract is your customer and address whether the mining pool operator, as your customer, has a unilateral enforceable right to terminate the contract at any time without substantively compensating you for the termination. In your response, refer us to the applicable portion of your arrangement. If such a termination right exists, tell us your consideration of whether the duration of the contract extends beyond the goods or services already transferred, and, if not, whether the duration of the contract is less than 24 hours and the contract continuously renews throughout the day. Make corresponding revisions to your accounting policy as necessary.

The Company has concluded that its customer is the mining pool operator. Section 11 and 8 of the current and prior agreements with the Company’s mining pool operator previously provided as attachments to the response letters dated October 5, 2023 and July 27, 2023, respectively, for the reporting periods presented, state that the mining pool operator and the Company each have an enforceable right to terminate the contract at any time without substantively compensating the other party for the termination. Upon termination, the mining pool operator is required to pay the Company the amount due related to previously satisfied performance obligations. As a result, the Company has determined that the duration of the contract is less than 24 hours and that the contract is continuously renewed throughout the day.

The Company acknowledges the Staff’s comment and will include the requested disclosure in its financial statements and all other future filings with the Commission where a detailed description of its accounting policies is included. The revised disclosure will explain that the Company’s agreements with the mining pool operator provide the mining pool operator and the Company with the enforceable right to terminate the contract at any time without substantively compensating the other party for the termination. Upon termination, the mining pool operator is required to pay the Company the amount due related to previously satisfied performance obligations. As a result, the Company has determined that the duration of the contract is less than 24 hours and the contract is continuously renewed throughout each day. The Company is currently in the process of drafting its proposed disclosures (refer to Appendix A hereto) which have not yet been finalized at the date of this response letter.

c)	To the extent your mining pool operator possesses the ability to terminate the contract at any time, it appears this right could be akin to a renewal right. If this right exists, tell us whether it is a material right. For example, clarify whether the terms, conditions, and compensation amounts of the renewal right is at the then-current market rates. If so, tell us whether you have concluded that the customer’s renewal option is not a material right. Refer to IFRS 15.26(j). Make corresponding revision to your accounting policy and related disclosures to the extent necessary.

As described in response 2b above, the mining pool operator possesses the ability to terminate the contract at any time which could be viewed as being similar to a renewal right. The Company has determined, in accordance with IFRS 15.26 (j), that the mining pool operator’s renewal right is not a material right as the terms, conditions, and compensation amounts are at then-current market rates and the Company could readily provide its computing power to a different pool operator within approximately one day at then-current market rates should it choose to do so.

Securities and Exchange Commission

February 1, 2024

The Company acknowledges the Staff’s comment and will include the requested disclosure in its financial statements and all other future filings with the Commission where a detailed description of its accounting policies is included. The revised disclosure will explain that the Company has determined that the mining pool operator’s renewal right is not a material right as the terms, conditions, and compensation amounts are at then-current market rates. The Company is currently in the process of drafting its proposed disclosures (refer to Appendix A hereto) which have not yet been finalized at the date of this response letter.

d)	Revise your accounting policy to disclose the form of consideration to which you are entitled for providing the service of performing hash calculations for the pool operator (i.e., bitcoin) and your conclusion that the consideration is variable. Also, revise your accounting policy to identify the payout methodology used to determine the amount of consideration to which you are entitled and describe the variables that comprise the formula. For example, under the Full Pay Per Share (FPPS) payout model it appears you earn compensation equal to the sum of your share of (a) network block subsidies and (b) network transaction fees less (c) pool operating fees and that each of these components has a number of variables.

The Company respectfully acknowledges the Staff’s comment and will include the requested disclosure in its financial statements and all other future filings with the Commission where a detailed description of its accounting policies is included. The revised disclosure will explain that the Company has entered into contracts with a Mining pool and has undertaken the performance obligation of providing computing power to the Mining pool in exchange for non-cash consideration in the form of cryptocurrency which is variable consideration. The cryptocurrency earnings are calculated based on a formula which, in turn, is based on the hashrate contributed by the Company's provided computational power allocated to the Mining pool, assessed over a 24-hour period, and distributed daily based on the FPPS methodology. The Company assesses the estimated amount of the variable non-cash consideration to which it expects to be entitled for providing computational power at contract inception and subsequently measures if it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The uncertainties regarding the daily variable consideration to which the Company is entitled for providing its computational power are no longer constrained at 23:59:59 UTC, regardless of the timing of the Bitcoin received. The amount earned is calculated as the Company's proportionate share of the summation of the (i) block reward and (ii) transaction fees, less (iii) mining pool operating fees.

(i) Block reward refers to the Company’s share of the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole. The block reward earned by the Company is calculated by dividing (a) the total amount of hashrate the Company provides to the Mining pool operator, by (b) the total Bitcoin network’s implied hashrate (as determined by the Bitcoin network difficulty), multiplied by (c) the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the Mining pool.

Securities and Exchange Commission

February 1, 2024

(ii) Transaction fees refers to the total fees paid by users of the network to execute transactions. The Company is entitled to a pro-rata share of the total amount of transaction fees that are actually generated on the Bitcoin network as a whole. The transaction fees paid out by the mining pool operator to the Company is calculated by dividing (a) the total amount of transaction fees that are actually generated on the Bitcoin network as a whole, by (b) the total amount of block subsidies that are actually generated on the Bitcoin network as a whole, multiplied by (c) the Company’s block rewards earned as calculated in (i) above. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool.

(iii) Mining pool operating fees refers to fees charged to pool members for their participation in the pool as defined in the rate schedule of the agreement with the Mining pool operator.

The cryptocurrency earned is received in full and can be paid in fractions of cryptocurrency. Revenues from providing cryptocurrency computational power are recognized upon delivery of the service over a 24-hour period, which generally coincides with the receipt of crypto assets in exchange for the provision of computational power and the contract inception date. The Company updates the estimated transaction price of the non-cash consideration received at its fair market value. Management estimates fair value daily based on the quantity of cryptocurrency received multiplied by the price quoted from Coinbase Inc. (“Coinbase”) on the day it was received. Management considers the prices quoted on Coinbase to be a level 2 input under IFRS 13 Fair Value Measurement.

The Company is currently in the process of drafting its proposed disclosures (refer to Appendix A hereto) which have not yet been finalized at the date of this response letter.

e)	Revise the statement in your accounting policy describing the transaction price to clarify whether you constrain any portion of your estimate of the variable consideration to which you are entitled for performing the service. For example, clarify whether the uncertainties in the FPPS variables no longer exist at 23:59:59 UTC irrespective of the timing of your receipt of confirmation of the bitcoin you will receive or your actual receipt of such bitcoin.

Please refer to response 2d above, which includes the preliminary accounting policy revisions pertaining to the constrained variables that are no longer constrained at 23:59:59 UTC, regardless of the timing of the Bitcoin received.

f)	We note your disclosure that you measure the non-cash consideration based on the price on the day it is received. Revise your accounting policy to describe how the measurement date relates to both the date of contract inception and the date you transfer control of the service under the contract.

Please refer to response 2d above, which includes the preliminary accounting policy revisions pertaining to measurement of non-cash consideration based on its value when it is received. Revenues from providing cryptocurrency computational power are recognized upon delivery of the service over a 24-hour period, which generally coincides with the receipt of crypto assets in exchange for the provision of computational power and the contract inception date. The Company updates the estimated transaction price of the non-cash consideration received at its fair market value.

Securities and Exchange Commission

February 1, 2024

g)	In your response, you state in your discussion of IFRS 15.46 that your provision of computing power and the settlement of the receivable occur on the same day, on page 14 of your response you state the non-cash consideration is received at the end of the day, and in the discussion of IFRS 15.68 you state that the bitcoin is received a few hours later. Please confirm for us when you receive the non-cash consideration.

The non-cash consideration is received a few hours after the 24-hour period. The uncertainties regarding the daily variable consideration to which the Company is entitled for providing its computational power are no longer constrained at 23:59:59 UTC, regardless of the timing of the Bitcoin received.

h)	We are unable to reconcile your response that “[t]he Company recognizes revenue only after receiving confirmation from the mining pool” to the requirements of IFRS 15.31, which indicates that recognition occurs upon the transfer of control of the service, not upon receipt of the consideration to which you are entitled for transferring control of that service. Please revise your accounting policy to comply with IFRS 15 and your accounting policy disclosures. Please tell us if applying the corrected policy to historical periods results in a material change to the historical financial statements presented.

Please refer to response 2d above which includes the preliminary accounting policy revisions surrounding measurement of non-cash consideration based on its value when it is received. As stated in the Company’s response letter dated October 5, 2023, the Company recognizes revenue only after receiving confirmation from the mining pool when analyzing IFRS 15.46. The Company recognizes revenue throughout the 24-hour period and updates the estimated transaction price each day, after the 24-hour period is completed. The Company performs a reasonability analysis of the price at the time Bitcoin is received compared to the average price for the day. For fiscal years ended December 31, 2021 and 2022 and after a preliminary analysis of 2023, the Company has not identified any material differences.

3.	We acknowledge your response to comment 3. Your disclosure on page 14 of Exhibit 99.2 states that you classify the bitcoin as current assets because you determined the bitcoin has markets with sufficient liquidity. In future filings, please clarify in your disclosure, similar to your response and IAS 1.66 that you classified the bitcoin as current assets because you expected to realize the asset within twelve months after the reporting period.

The Company acknowledges the Staff’s comment and will include the requested disclosure in its financial statements as of December 31, 2023 and all other future filings with the Commission where a detailed description of its accounting policies is included. The revised disclosure will explain that the Company reports cryptocurrency on hand at the end of the reporting period as digital assets, which are classified as current assets as management has determined that the cryptocurrency on hand at the end of the reporting period has markets with sufficient liquidity to allow conversion within the Company’s normal operating cycle and the Company expects to liquidate the digital assets within twelve months after the reporting period primarily to support operations and for treasury management. The Company is currently in the process of drafting its proposed disclosures (refer to Appendix A hereto) which have not yet been finalized at the date of this response letter.

Securities and Exchange Commission

February 1, 2024

4.	You disclose that you account for your cryptocurrency as intangible assets under IAS 38. We note per IAS 38.3 that IAS 38 applies in accounting for all intangible assets except those that are within the scope of another standard. Please tell us your consideration for whether your cryptocurrency is held for sale in the ordinary course of business and meets the definition of inventory under IAS 2.6(a).

IAS 2.6(a) defines inventories as assets "held for sale in the ordinary course of business".  The Company has stated that the revenue-generating activity is the selling of computing power. The Company accepts Bitcoin as non-cash consideration as detailed in response 2d above and appendix A below. While the Company accepts Bitcoin as payment, the Company needs to convert the Bitcoin to a fiat currency for liquidity and other business requirements. Given the volatility of Bitcoin prices, avoiding losses could mean holding onto Bitcoin until prices are (most) favorable. The Bitcoin received as non-cash consideration is sold for treasury purposes rather than as a revenue generating activity in the ordinary course of business. Other guidelines under IAS 2 need to be considered to determine if the Company’s Bitcoin qualifies as inventory as follows:

IAS 2.1 states that “a primary accounting issue in accounting for inventories is the amount of cost to be realizable as an asset and carried forward until the related revenues are recognized”. IAS 2.8 explains that inventories can include goods purchased and held for sale, goods produced, or work in progress being produced. The Company’s primary revenue-generating activity is the sale of its computing power to the mining pool operator, not the sale or production of Bitcoin. The Company is compensated for its computational power in Bitcoin and subsequently sells it as needed for working capital purposes. The Bitcoin received from the mining pool operator is not purchased or produced by the Company.

IAS 2.9 requires inventories to be measured at the lower of cost and net realisable value. If the Company records Bitcoin received at the fair market value at the time it is earned, presumably in excess of costs incurred to generate the computational power, adhering to IAS 2.9 would result in Bitfarms recording revenues at fair market value and then writing the Bitcoin down to cost. This approach may appear as counterintuitive and would not provide useful information to users of the financial statements.

Bitcoin received from a mining pool in exchange for the computational power provided does not clearly fit into the existing guidance of IAS 2, and as a result, the Company has accounted for it as intangible assets under IAS 38.

* * * * *

Securities and Exchange Commission

February 1, 2024

The Company plans to incorporate the new disclosures noted throughout this response letter beginning with its annual report on Form 40-F for the year ended December 31, 2023.

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Jeffrey Lucas, Chief Financial Officer, Bitfarms Ltd.

Securities and Exchange Commission

February 1, 2024

Appendix A

Appendix A – Proposed draft excerpts of the Company’s applicable material accounting policy information to be included in the financial statements for the year ended December 31, 2023

Revenue recognition

Revenue from contracts with customers is recognized when control over the goods or services is transferred to the customer. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes). The following are the specific revenue recognition criteria which must be met before revenue is recognized:

Revenues from cryptocurrency computational power

The Company has entered into contracts with a Mining pool and has undertaken the performance obligation of providing computing power to the Mining pool in exchange for non-cash consideration in the form of cryptocurrency which is variable consideration. The cryptocurrency earnings are calculated based on a formula which, in turn, is based on the hashrate contributed by the Company's provided computing power allocated to the Mining pool, assessed over a 24-hour period, and distributed daily based on the FPPS methodology. The Company assesses the estimated amount of the variable non-cash consideration to which it expects to be entitled for providing computational power at contract inception and subsequently measures if it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The uncertainties regarding the daily variable consideration that the Company is entitled for providing its computational power are no longer constrained at 23:59:59 UTC regardless of the timing of the BTC received. The amount earned is calculated as the Company's proportionate share of the summation of the (i) block reward and (ii) transaction fees, less (iii) mining pool operating fees.

(i) Block reward refers to the Company’s share of the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole. The block reward earned by the Company is calculated by dividing (a) the total amount of hashrate the Company provides to the Mining pool operator, by (b) the total Bitcoin network’s implied hashrate (as determined by the Bitcoin network difficulty), multiplied by (c) the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the Mining pool.

(ii) Transaction fees refers to the total fees paid by users of the network to execute transactions. The Company is entitled to a pro-rata share of the total amount of transaction fees that are actually generated on the Bitcoin network as a whole. The transaction fees paid out by the mining pool operator to the Company is calculated by dividing (a) the total amount of transaction fees that are actually generated on the Bitcoin network as a whole, by (b) the total amount of block subsidies that are actually generated on the Bitcoin network as a whole, multiplied by (c) the Company’s block rewards earned as calculated in (i) above. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool.

(iii) Mining pool operating fees refers to the fees charged to pool members for their participation in the pool as defined in the rate schedule of the agreement with the Mining pool operator.

Securities and Exchange Commission

February 1, 2024

The Company’s agreements with the mining pool operator provide the mining pool operator and the Company with the enforceable right to terminate the contract at any time without substantively compensating the other party for the termination. Upon termination, the mining pool operator is required to pay the Company the amount due related to previously satisfied performance obligations. As a result, the Company has determined that the duration of the contract is less than 24 hours and the contract is continuously renewed throughout each day. The Company has determined that the mining pool operator’s renewal right is not a material right as the terms, conditions, and compensation amounts are at then-current market rates.

The cryptocurrency earned is received in full and can be paid in fractions of cryptocurrency. Revenues from providing cryptocurrency computational power are recognized upon delivery of the service over a 24-hour period, which generally coincides with the receipt of crypto assets in exchange for the provision of computational power and the contract inception date. The Company updates the estimated transaction price of the non-cash consideration received at its fair market value. Management estimates fair value daily based on the quantity of cryptocurrency received multiplied by the price quoted from Coinbase Inc. (“Coinbase”) on the day it was received. Management considers the prices quoted on Coinbase to be a level 2 input under IFRS 13 Fair Value Measurement.

Digital assets

Cryptocurrency on hand at the end of a reporting period, if any, is classified as digital assets, and is accounted for under IAS 38, Intangible Assets, as an intangible asset with an indefinite useful life initially measured at cost, deemed to be the fair value upon receipt as described above, and subsequently measured under the revaluation model. Under the revaluation model, increases in the cryptocurrency’s carrying amount is recognized in other comprehensive income. Increases are recognized in profit or loss to the extent that they reverse a revaluation decrease of cryptocurrency previously recognized in profit or loss. The Company reevaluates its cryptocurrency on hand on a monthly basis and following any significant fair value fluctuations. The fair value of cryptocurrency on hand at the end of the reporting period is calculated as the quantity of cryptocurrency on hand multiplied by the price quoted on Coinbase as of the reporting date.

The Company reports cryptocurrency on hand at the end of the reporting period as digital assets, which are classified as current assets as management has determined that the cryptocurrency on hand at the end of the reporting period has markets with sufficient liquidity to allow conversion within the Company's normal operating cycle and the Company expects to realize the digital asset within twelve months after the reporting period. The Company presents cryptocurrency pledged as collateral separate from unencumbered cryptocurrency.